November 21, 2011

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, D.C. 20549

Re:	Publix Super Markets, Inc.
Form 10-K
Filed February 28, 2011
File No. 0-00981

Dear Ms. Thompson:

The purpose of this letter is to provide additional information regarding comment #3 subpart #2 of your letter dated July 25, 2011.

Background

The Company responded to this matter in our letter dated August 10, 2011. In addition, we appealed this matter to the Office of the Chief Accountant of the Commission in our letter dated September 14, 2011.

On October 21, 2011, the Company and its auditors, KPMG, had a conference call with the Staff of the Office of the Chief Accountant and the Division of Corporation Finance regarding this matter. In this call, the Staff confirmed that the ESOP shares and shares distributed from the ESOP subject to the put option (collectively referred to as “ESOP related shares”) were subject to the guidance in ASR 268 and that the Staff would object to any interpretation that did not classify all of the ESOP related shares outside of permanent equity. However, the Staff also confirmed that it would not object to a measurement method where the distributed shares subject to the put option were recorded at fair value and the ESOP shares were recorded at their original cost. The combination of these two amounts could be presented as one line in the Company’s balance sheet. In addition, there would be appropriate disclosures in the footnotes regarding the nature of the Company’s obligations under the ESOP plan.

Following are the revised balance sheet presentation and disclosures from our second quarter 2011 Form 10-Q. Our third quarter 2011 Form 10-Q presentation is the same with the exception of updating the amounts. Similar changes will be made in the Company’s 2011 Form 10-K.

Balance Sheet Extract – Equity (Temporary and Permanent)

	June 25, 2011	December 25, 2010
	(Amounts in thousands)
Common stock related to Employee Stock Ownership Plan (ESOP)	2,203,422	2,016,696

Stockholders’ equity:
Common stock of $1 par value. Authorized 1,000,000 shares; issued 791,888 shares in 2011 and 780,969 shares in 2010	791,888	780,969
Additional paid-in capital	1,312,045	1,092,008
Retained earnings	5,711,243	5,349,387
Treasury stock at cost, 5,342 shares in 2011	(114,407)	—
Accumulated other comprehensive earnings	47,731	38,226

Total stockholders’ equity	7,748,500	7,260,590
Noncontrolling interests	43,891	45,002
Common stock related to ESOP	(2,203,422)	(2,016,696)

	5,588,969	5,288,896

Notes to Financial Statements – New Notes in Form 10-Q

(2)	Change in Classification

The Company’s Employee Stock Ownership Plan (ESOP) includes a put option for shares of the Company’s common stock distributed from the ESOP. Shares are distributed from the ESOP primarily to separated vested participants and certain eligible participants who elect to diversify their account balances. Since the Company’s common stock is not currently traded on an established securities market, if the owners of distributed shares desire to sell their shares, the Company is required to purchase the shares at fair value for a 15-month period after distribution of the shares from the ESOP. The distributed shares subject to the put option and the shares held by the ESOP (ESOP shares) were previously recorded in permanent equity. Due to the Company’s obligation under the put option, the distributed shares and ESOP shares should be classified as temporary equity in the mezzanine section of the consolidated balance sheets. This change in classification resulted in the December 25, 2010 permanent equity decreasing $2,016.7 million and temporary equity increasing by $2,016.7 million from amounts previously reported. Based on an analysis of quantitative and qualitative factors, this change in classification was deemed immaterial for all periods previously reported. See Note 6.

(6)	Retirement Plan

The Company has a trusteed, noncontributory ESOP for the benefit of eligible employees. The Company’s ESOP includes a put option for shares of the Company’s common stock distributed from the ESOP. Shares are distributed from the ESOP primarily to separated vested participants and certain eligible participants who elect to diversify their account balances. Since the Company’s common stock is not currently traded on an established securities market, if the owners of distributed shares desire to sell their shares, the Company is required to purchase the shares at fair value for a 15-month period after distribution of the shares from the ESOP. The fair value of distributed shares subject to the put option totaled $131.3 million and $114.8 million as of June 25, 2011 and December 25, 2010, respectively. The cost of the ESOP shares totaled $2,072.1 million and $1,901.9 million as of June 25, 2011 and December 25, 2010, respectively. Due to the Company’s obligation under the put option, the distributed shares and ESOP shares are classified as temporary equity in the mezzanine section of the consolidated balance sheets and totaled $2,203.4 million and $2,016.7 million as of June 25, 2011 and December 25, 2010, respectively. The fair value of the ESOP shares totaled $5,398.7 million and $4,887.6 million as of June 25, 2011 and December 25, 2010, respectively.

Change in Classification Analysis

The Company performed an analysis of quantitative and qualitative factors under the guidance of SEC Staff Accounting Bulletin (SAB) Topic 1 Section M (Topic 1M, formerly SAB 99), Materiality, SAB Topic 1 Section N (Topic 1N, formerly SAB 108), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and FASB ASC 250, Accounting Changes and Error Corrections, to determine if the change in classification of ESOP related shares from permanent to temporary equity is considered material to the overall financial statements.

SAB Guidance

In considering materiality to the overall financial statements, Topic 1M provides the following guidance:

The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.

In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is “. . . a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.”

Quantitative Analysis

The primary users of the Company’s financial statements are its stockholders, primarily its employees and former employees. Since the Company has no significant outside debt and its shares are not currently traded on an established securities market, there are no other key users of the financial statements, including institutional investors, investment analysts and brokers.

For purposes of determining materiality per Topic 1M, the Company considered the following quantitative factors.

The first factor considered by the Company is the impact on key financial ratios or trends. The Company determined that the change in classification of ESOP related shares from permanent equity to temporary equity has no effect on the Company’s financial condition, results of operations or cash flows. Specifically, there is no effect on total assets, total liabilities, total equity, net earnings, earnings per share or cash flows from operations. Therefore, the change in classification does not impact any key financial ratios or trends.

The second factor considered is the Company’s ability to service its debt obligations. The Company’s short and long-term debt totaled $169 million, $149 million and $99 million as of June 25, 2011, December 25, 2010 and December 26, 2009, respectively, and resulted primarily from the consolidation of loans of certain joint ventures and loans assumed in connection with the purchase of shopping centers. The Company’s cash and cash equivalents, short-term investments and long-term investments totaled $4.1 billion, $3.7 billion and $2.6 billion as of June 25, 2011, December 25, 2010 and December 26, 2009, respectively. The Company’s net cash provided by operating activities totaled $1.3 billion for the six months ended June 25, 2011 and $2.3 billion and $2.0 billion for fiscal years 2010 and 2009, respectively. With the Company’s liquidity and operating cash flows, it would have no trouble servicing its debt obligations, which are clearly insignificant.

The third factor considered by the Company is the amount of the annual expected repurchase amount of ESOP related shares which represents the Company’s historical cash obligation. As reflected in its consolidated statements of cash flows, the Company has purchased common stock from its stockholders totaling $233 million for the six months ended June 25, 2011 and totaling $436 million and $629 million for fiscal years 2010 and 2009, respectively. These amounts include the repurchase of ESOP related shares. Based on the Company’s historical experience, annual distributions from the ESOP vary but on average are about $250 million to $350 million per year. About 60% to 65% of distributed shares are offered to the Company for repurchase at the time of the distribution. As a result, the expected repurchase amount of ESOP related shares is about $200 million or less per year, which is less than 2.6% of the Company’s total stockholders equity of $7,748.5 million as of June 25, 2011 (and similar percentages for earlier periods).

The fourth factor considered by the Company is that the change in classification did not change the Company’s historical position on the repurchase of ESOP related shares or the timing of when those shares are offered for repurchase. As stated in the Company’s second quarter 2011 Form 10-Q, the amount of common stock offered to the Company for repurchase is not within the control of the Company, but is at the discretion of the stockholders. Based on the Company’s historical experience, the ESOP related shares reflected as temporary equity ($2,203.4 million as of June 25, 2011) will only be offered to the Company for repurchase over a very long period, similar to the shares reflected as permanent equity. Because the Company desires to remain a primarily employee owned company, the Company intends to repurchase all of its shares and has consistently done so in the past. The Company believes that its employee ownership has been and will continue to be the largest contributor to the Company’s long-term success. As a result, the Company’s position has always been to maintain sufficient liquidity to repurchase all of its shares, not just ESOP related shares, as offered by its stockholders from time to time at its then current value and expects to maintain that position in the future. Since the Company’s historical position has not changed, and the Company’s stockholders are aware of the Company’s intent to repurchase all of its shares regardless of their classification as temporary or permanent equity, nothing has changed for its stockholders as a result of the change in classification.

The final factor considered by the Company is that the additional disclosures in the footnotes regarding the nature of the Company’s obligations under the ESOP do not provide new information to the users of the financial statements. Detailed information about the ESOP is communicated to employees and former employees, the primary users of the Company’s financial statements, (1) when they receive information about their eligibility to participate in the ESOP upon joining the Company, (2) throughout their employment by distribution of the Plan Summary as required by ERISA, and (3) upon withdrawal from the ESOP when they separate from the Company. Detailed information is also provided in the ESOP document that is incorporated by reference as an exhibit to the Company’s 2010 Form 10-K. Finally, while the Form 10-K did not specifically disclose the put option in the notes to the financial statements, the Company disclosed the following in Item 5. Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

•

The Company’s common stock is not traded on any public stock exchange. Therefore, substantially all transactions of the Company’s common stock have been among the Company, its employees, former employees, their families and the benefit plans established for the Company’s employees.

•

The Company currently repurchases common stock subject to certain terms and conditions. The ESPP, 401(k) Plan, ESOP and Directors Plan each contain provisions prohibiting any transfer for value without the owner first offering the common stock to the Company.

•	The amount of common stock offered to the Company for repurchase is not within the control of the Company, but is at the discretion of the stockholders.

•

The primary use of net cash in financing activities was funding net common stock repurchases and payment of the annual cash dividend. Net common stock repurchases totaled $257.3 million in 2010, as compared with $477.4 million and $979.3 million in 2009 and 2008, respectively. The Company currently repurchases common stock at the stockholders’ request in accordance with the terms of the Company’s ESPP, 401(k) Plan, ESOP and Directors Plan. However, such purchases are not required and the Company retains the right to discontinue them at any time.

(Note that this last statement was revised in the Company’s second quarter 2011 Form 10-Q to clarify that the Company is required to repurchase certain shares distributed from the ESOP.)

Based on its analysis of these quantitative factors, the Company concluded that the change in classification of ESOP related shares from permanent to temporary equity and the additional footnote disclosures regarding the nature of the Company’s obligations under the ESOP plan would not be viewed by a reasonable investor as having significantly altered the “total mix” of information made available and would not have changed or influenced the judgment of a reasonable person relying upon the information. Therefore, the Company believes that from a quantitative perspective this change in classification is not material to the overall financial statements.

Qualitative Analysis

In accordance with Topics 1M and 1N, the Company considered the following qualitative factors.

Q.	Did the misstatement arise from an item capable of precise measurement or did it arise from an estimate and, if so, what is the degree of imprecision inherent in the estimate?
A.	The change in classification can be calculated with precision.

Q.	Did the misstatement mask a change in earnings or other trends?
A.	No.

Q.	Did the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?
A.	The Company’s common stock is not traded on an established securities market and has no analysts’ consensus expectations.

Q.	Did the misstatement change a loss into income or vice versa?
A.	No.

Q.	Did the misstatement concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability?
A.	No, the Company has only one reporting segment.

Q.	Did the misstatement affect the registrant’s compliance with regulatory requirements?
A.	No.

Q.	Did the misstatement affect the registrant’s compliance with loan covenants or other contractual requirements?
A.	As stated above, the Company has only $169 million of debt as of June 25, 2011. The change in classification has no effect on any loan covenants or other contractual requirements.

Q.	Did the misstatement have the affect of increasing management’s compensation?
A.

No. The misstatement does not impact management’s compensation. As disclosed in the 2011 Proxy Statement, the Company’s Incentive Bonus Plan is designed to reward management based on the Company achieving its sales and target profit goals for the fiscal year and not on their individual performance. The change in classification had no effect on sales or target profits.

Q.	Did the misstatement involve concealment of an unlawful transaction?
A.	No.

Q.	Would there be expected volatility in the stock price due to disclosure of these misstatements?
A.	No.

Q.	When aggregated with other misstatements for prior periods, would the amounts become significant?
A.	No.

Q.	Were the misstatements intentional?
A.	No. The ESOP equity has been accounted for in the same manner since inception of the ESOP in 1974.

Based on its qualitative analysis, the Company believes the change in classification is not material to its stockholders or a reasonable investor.

Summary

In conclusion, based on the above analysis of quantitative and qualitative factors, the Company believes that the change in classification of ESOP related shares from permanent to temporary equity is considered immaterial to the Company’s overall financial statements. Based on the guidance provided by Topic 1M, the Company concluded that the judgment of a reasonable person (including the Company’s current stockholders, potential future investors and debt holders) relying on the Company’s financial statements would not have been changed or influenced by the change in classification. Therefore, the change in classification should be treated as an immaterial revision to previously issued financial statements rather than a restatement in the Company’s financial statements.

We hope this letter resolves comment #3 subpart #2 of your letter dated July 25, 2011. If you have any questions or comments, please contact Tina Johnson at (863) 616-5771.

Sincerely,

/s/David P. Phillips
David P. Phillips
Chief Financial Officer and Treasurer